October 21, 2020

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re: MassMutual Premier Funds and MassMutual Select Funds (together, the “Funds”)

Dear Ms. Hamilton:

Below is a summary of the oral comments you provided to us on September 23, 2020 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of (1) the annual reports to shareholders of the Funds for the fiscal year ended September 30, 2019 filed on Form N-CSR (the “Annual Reports”) and (2) solely in connection with the review of the Annual Reports, the prospectuses of the Funds dated February 1, 2020 filed on Form N-1A (the “Prospectuses”), together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report or Prospectus.

MassMutual Premier Funds

1.	Comment: The expense ratios presented in the financial highlights table within the MassMutual Premier Inflation-Protected and Income Fund’s September 30, 2019 financial statements do not agree to the fee table in the Fund’s February 1, 2020 prospectus. For example, the expense ratio for Class I is shown as .48% in the prospectus and .49% in the financial statements. Please explain and confirm compliance with Instructions 3(d)(ii) and 3(d)(iii) to Item 3 of Form N-1A.

Response:

Effective November 1, 2018, MML Advisers agreed to cap the fees and expenses of the MassMutual Premier Inflation-Protected and Income Fund (other than extraordinary litigation and legal expenses, Acquired Fund Fees and Expenses, interest expense, short sale dividend and loan expense, or other non-recurring or unusual expenses such as organizational expenses and shareholder meeting expenses, as applicable) through January 31, 2021, to the extent that the Total Annual Fund Operating Expenses after Expense Reimbursement would otherwise exceed .48%, ..58%, .68%, .78%, 1.03%, .93%, and 1.18% for Classes I, R5, Service, Administrative, A, R4, and R3, respectively. The agreement can only be terminated by mutual consent of the Board of Trustees on behalf of the Fund and MML Advisers.

The Fund’s financial statements reflect the period from October 1, 2018 to September 30, 2019. Therefore, the amounts shown in the prospectus and the financial statements do not align because the expense cap noted above was only in effect for 11 out of 12 months of the period covered by the financial statements.

2.	Comment: The MassMutual Premier Core Bond Fund and MassMutual Select Strategic Bond Fund each have securities purchased on a when-issued, delayed-delivery, or forward commitment basis. For the MassMutual Premier Core Bond Fund, these investments represented approximately 13% of its net assets as of September 30, 2019. If these types of investments are a principal investment strategy of the MassMutual Premier Core Bond Fund, why was disclosure about them not included in the Fund’s February 1, 2020 prospectus? This comment applies to all Funds within the fund complex.

Response:

This was an oversight. Going forward, we will attempt to include such disclosure in the prospectus for any fund for which these investments appear to be a principal investment strategy.

3.	Comment: With respect to the September 30, 2019 financial statements for the MassMutual Premier Funds, please explain why Rule 17a-7 trades were not disclosed pursuant to the requirements of ASC 850-10-50.

Response:

Our interpretation is that the disclosure in Footnote 4 to the Funds’ financial statements of purchases and sales figures, along with disclosure that the Funds’ trades were in compliance with Rule 17a-7 under the Investment Company Act of 1940, as amended, met the spirit of the requirement to disclose information necessary to understand the impact of the transactions on the financial statements. However, we agree that including the realized gains/losses on cross-trade sales would enhance the disclosure, and, as such, we would support adding such disclosure going forward starting with the Funds’ December 31, 2020 financial statements.

4.	Comment: For both the MassMutual Select Funds’ and MassMutual Premier Funds’ Form N-CSRs, please confirm in correspondence, and disclose going forward in Item 2 (Code of Ethics), whether any waivers, as described in Item 2 to Form N-CSR, were granted.

Response:

We confirm that no such waivers were granted for the fiscal year ended September 30, 2019 and that we will include disclosure going forward concerning whether or not any such waivers have been granted.

MassMutual Select Funds

5.	Comment: The MassMutual RetireSMART Funds disclose in Footnote 3 (Advisory Fees and Other Transactions) to their September 30, 2019 financial statements that MML Investment Advisers, LLC does not receive advisory fees in return for its investment advisory services; however, the MassMutual RetireSMART Conservative Fund (now known as the MassMutual Select 20/80 Allocation Fund) and MassMutual RetireSMART by JPMorgan In Retirement Fund each have an investment advisory fees liability on its Statement of Assets and Liabilities. What is this liability related to?

Response:

The MassMutual RetireSMART Conservative Fund (now known as the MassMutual Select 20/80 Allocation Fund) and the MassMutual RetireSMART by JPMorgan In Retirement Fund have expense caps that are calculated on a year-to-date basis and processed monthly. For the year ended September 30, 2019, the year-to-date reimbursement decreased, resulting in an adjustment to pay MML Investment Advisers, LLC versus a reimbursement payment to the Funds. The amounts noted in the Statement of Assets and Liabilities were related to such adjustments.

6.	Comment: The staff noted that the balances in the Investments in Affiliated Issuers table included in the notes to the financial statements does not tie to the balances in the net change in unrealized appreciation (depreciation) on Investment transactions – affiliated issuers on the Statement of Operations for the MassMutual RetireSMART Conservative Fund (now known as the MassMutual Select 20/80 Allocation Fund), MassMutual RetireSMART Moderate Fund (now known as the MassMutual Select 40/60 Allocation Fund), MassMutual RetireSMART Moderate Growth Fund (now known as the MassMutual Select 60/40 Allocation Fund), and MassMutual Growth Fund (now known as the MassMutual Select 80/20 Allocation Fund). In addition, the affiliate amounts on the Statements of Assets and Liabilities does not tie for these Funds.

Response:

Effective May 24, 2019, the Invesco Oppenheimer International Bond Fund, Class R6 and the Invesco Oppenheimer Real Estate Fund, Class R6 were no longer advised by OFI Global Asset Management, Inc. and, therefore, the funds are no longer affiliated. However, we continued to include them in the table as they were affiliated from October 1, 2018 through May 23, 2019. We footnoted the table accordingly.

Please see the reconciliation table below.

Investments at Value	Conservative	Moderate	Moderate Growth	Growth
Per Footnote 7	$191,324,256	$213,920,626	$188,091,453	$97,678,214

Invesco Oppenheimer Real Estate Fund, Class R6	$709,633	$2,364,997	$2,720,149	$1,735,528

Invesco Oppenheimer International Bond Fund, Class R6	$8,593,133	$5,888,866	$3,496,428	$721,264
Adjusted Value	$182,021,490	$205,666,763	$181,874,876	$95,221,422
Per Statement of Assets and Liabilities	$182,021,490	$205,666,763	$181,874,876	$95,221,422
Variance	$-	$-	$-	$-

Change in Unrealized App/Dep	Conservative	Moderate	Moderate Growth	Growth
Total for the Fund Per Footnote 7	$5,774,144	$(11,163,011)	$(16,638,479)	$(10,064,927)

Change in Unrealized: Invesco Oppenheimer Real Estate Fund, Class R6	$61,428	$176,182	$212,916	$140,596

Change in Unrealized: Invesco Oppenheimer International Bond Fund, Class R6	$(8,984)	$147,397	$19,421	$(627)
Adjusted Value	$5,721,700	$(11,486,590)	$(16,870,816)	$(10,204,896)
Per PY Holdings Report:

Total Unrealized: Invesco Oppenheimer Real Estate Fund, Class R6	$20,306	$85,256	$90,145	$47,504

Total Unrealized: Invesco Oppenheimer International Bond Fund, Class R6	$(76,542)	$(242,790)	$(85,822)	$(7,737)
Adjusted Value	$5,777,936	$(11,329,056)	$(16,875,139)	$(10,244,663)
Per Statement of Operations	$5,777,935	$(11,329,055)	$(16,875,140)	$(10,244,664)
Variance	$1	$(1)	$1	$1
	Rounding	Rounding	Rounding	Rounding

7.	Comment: The portfolio turnover rate for the MassMutual Select Fundamental Growth Fund increased from 47% (2018) to 123% (2019). The portfolio turnover rate for the MassMutual Select T. Rowe Price Limited Duration Inflation Focused Bond Fund increased from 66% (2018) to 135% (2019). The portfolio turnover rate for the MassMutual Select T. Rowe Price U.S. Treasury Long-Term Fund (now known as the MassMutual Select T. Rowe Price U.S. Treasury Long-Term Index Fund) increased from 37% (2018) to 155% (2019). Please explain the reason for the increase in turnover rate for each Fund and, if active and frequent trading is part of the Fund’s investment strategy, explain why it is not included as a principal investment strategy and principal risk in the Fund’s February 1, 2020 prospectus.

Response:

The portfolio turnover for the MassMutual Select Fundamental Growth Fund was higher than average in calendar year 2019. Turnover in the portfolio was a function of some sharp, but short lived, periods of volatility, as well as the announced wind-down and closure of the Fund’s strategy by the Fund’s subadviser. The expectation was that the Fund would have moderate turnover. However, the downdraft in the fourth quarter of 2018 created some attractive opportunities that the Fund’s subadviser took advantage of in the first quarter of 2019. The subadviser also took advantage of volatility in the second quarter of 2019 as the Russell 1000 Growth Index dropped more than 6.3% in May. In July 2019, MassMutual was notified that the portfolio manager would be taking another position at the subadviser and the firm was going to close the strategy in Q1 2020. This reduced the time horizon for investments and reduced holdings from 68 at the end of Q2 2019 to 63 at the end of Q4 2019. The go-forward expectation for fund turnover is between 50-100%.

The portfolio turnover rate for the MassMutual Select T. Rowe Price Limited Duration Inflation Focused Bond Fund of 66% for fiscal year 2018 listed in the Fund’s September 30, 2019 financial statements is not annualized.  It represents turnover for roughly seven months as the inception date of the Fund was February 9, 2018. Therefore, the increase in turnover from fiscal year 2018 to fiscal year 2019 is more muted when considering 2018 was not annualized. Since we expect the Fund’s portfolio turnover to be similar in the future, we will add Frequent Trading/Portfolio Turnover as both a principal investment strategy and principal risk going forward.

The portfolio turnover rate for the MassMutual Select T. Rowe Price U.S. Treasury Long-Term Fund (now known as the MassMutual Select T. Rowe Price U.S. Treasury Long-Term Index Fund) of 37% for fiscal year 2018 listed in the Fund’s September 30, 2019 financial statements is not annualized.  It represents turnover for roughly seven months as the inception date of the Fund was February 9, 2018. Therefore, the increase in turnover from fiscal year 2018 to fiscal year 2019 is more muted when considering 2018 was not annualized. Since we expect the Fund’s portfolio turnover to be similar in the future, we will add Frequent Trading/Portfolio Turnover as both a principal investment strategy and principal risk going forward.

8.	Comment: The MM Russell 2000 Small Cap Index Fund had a 6% investment in the State Street Navigator Securities Lending Prime Portfolio and the MassMutual Select T. Rowe Price Bond Asset Fund has a 6% investment in the T. Rowe Price Government Reserve Investment Fund. Should Acquired Fund Fees and Expenses have been be included in the Funds’ February 1, 2020 prospectus fee tables?

Response:

The Acquired Fund Fee Expense on the MassMutual Select T. Rowe Price Bond Asset Fund is calculated including the underlying holding, T. Rowe Price Government Reserve Investment Fund. The amount was immaterial to the Fund and did not impact the expenses shown in the fee table that was presented in the Fund’s February 1, 2020 Prospectus.

The State Street Navigator Securities Lending Prime Portfolio is used by funds participating in the Securities Lending Program, and has not been used to assess Acquired Fund Fee Expense. State Street, the Funds’ custodian and sub-administrator, has informed us that they do not include the collateral for securities lending in calculating the Acquired Fund Fee Expense for any of their clients, per the SEC guidance as provided in the answer to Question 7 in the “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses.”

“Fees and expenses associated with investment of cash collateral received in connection with loans of portfolio securities in a money market fund or other cash sweep vehicle that meets the definition of Acquired Fund do not have to be included in the calculation of AFFE.”

9.	Comment: Please explain why there are two Investment advisory fee lines on the Statements of Assets and Liabilities for the MM Russell 2000 Small Cap Index Fund and the MM MSCI EAFE International Index Fund, and what is included in the $35,995 and $84,248 non-affiliated Investment advisory fees on the Statements of Assets and Liabilities.

Response:

The MM Russell 2000 Small Cap Index Fund and MM MSCI EAFE International Index Fund each have expense caps that are calculated on a year-to-date basis and processed monthly. For the year ended September 30, 2019, the year-to-date reimbursement decreased, resulting in an adjustment to pay MML Investment Advisers, LLC versus a reimbursement payment to the Funds. The amounts noted in the Statements of Assets and Liabilities were related to such adjustments; however, the amounts were included in the Non-Affiliated Investment advisory fee line. This was noted by Fund Management during the financial statement audit cycle and as the amounts were immaterial, it passed on updates to the financial statements and requested that the Funds’ third-party service provider update the mapping for future reporting cycles.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer

MassMutual Select Funds and MassMutual Premier Funds

Lead Counsel, Investment Adviser & Mutual Funds

Massachusetts Mutual Life Insurance Company